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                              AETHLON MEDICAL, INC.
                       3030 BUNKER HILL STREET, SUITE 4000
                           SAN DIEGO, CALIFORNIA 92109
                                 (858) 459-7800

April 12, 2007

VIA EDGAR
---------

Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

        Aethlon Medical, Inc.
        Amendment to Registration Statement on Form SB-2 filed on APRIL 11, 2007 File No. 333-141893 (the "REGISTRATION STATEMENT")

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby withdraw the above referenced Registration Statement Amendment (the "Registration Statement Amendment") of Aethlon Medical, Inc., a Nevada company, and hereby request that an order consenting to the withdrawal be entered by the Securities and Exchange Commission. The Registration Statement Amendment was inadvertently filed, through no fault of the Company or its counsel, on EDGAR as submission type "SB-2/A" as opposed to EDGAR submission type "SB-2". Therefore we request withdrawal of such Registration Statement Amendment, together with all exhibits thereto. Following the filing of this letter, the Registration Statement Amendment will be filed on EDGAR submission type "SB-2" as an initial filing. Aethlon Medical, Inc. further advises the Commission that no securities included in the Registration Statement Amendment have been sold or otherwise distributed.

         Please note that the initial Registration Statement on Form SB-2 filed on APRIL 4, 2007, file No. 333-141893 should remain on file and therefore is NOT requested to be withdrawn.

         Your assistance in this matter is greatly appreciated. If you have any questions regarding this request, please contact Peter Hogan, Esq. at 310-208-1182. Thank you.

                                            Sincerely,

                                            AETHLON MEDICAL, INC.

                                            By:  /s/ James A. Joyce
                                                 ------------------------------
                                                 James A. Joyce, CEO